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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04013420

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SEP - 2 2004 WASH. D.C. 185 SECTION

SEC FILE NUMBER
8- 25304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kirk Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 North Carroll Blvd., Suite 201
(No. and Street)

Denton (City) Texas (State) 76201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sennett Kirk 940-566-0293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hankins, Eastup, Deaton, Tonn & Seay, P.C.
(Name – *if individual, state last, first, middle name*)

902 North Locust (Address) Denton (City) Texas (State) 76201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SC

PROCESSED SEP 10 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sennett Kirk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kirk Securities Corporation, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

MELISSA EURICH
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires 06-23-2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRK SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

JUNE 30, 2004

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HANKINS, EASTUP, DEATON
TONN & SEAY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977

TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kirk Securities Corporation
Denton, Texas

We have audited the accompanying statement of financial condition of Kirk Securities Corporation as of June 30, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kirk Securities Corporation at June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hankins, Eastup, Deaton, Tonn & Seay

Hankins, Eastup, Deaton, Tonn & Seay
A Professional Corporation
Certified Public Accountants

August 23, 2004

KIRK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

Cash		$136,970
Securities owned:		
Marketable, at market value		594,767
Prepaid expenses		1,058
Property and equipment - at cost:		
Furniture and equipment	$ 19,512	
Producing oil and gas properties	24,351	
Less: accumulated depletion and depreciation	(38,086)	
Property and equipment - net		5,777
Membership		3,500
Other investments		2,475
Total		$744,547

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payroll taxes payable		$ 1,001
Federal income tax payable		1,599
Deferred income taxes		35,441
Total Liabilities		38,041
Stockholders' Equity:		
Common stock - authorized 10,000 shares at $1.00 par value each; issued and outstanding 2,750 shares	$ 2,750	
Additional paid-in-capital	110,229	
Retained earnings	593,527	
Total Stockholders' Equity		706,506
Total		$744,547

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2004

Revenues:		
Commissions		$156,744
Gain on investment securities		78,161
Dividends		12,865
Oil and gas sales		12,820
Total Revenues		260,590
Expenses:		
Officer salary	$ 25,000	
Other salaries	45,250	
Consulting fees	2,400	
Quotation expenses	12,289	
Oil and gas operating expenses	2,320	
Rent	13,396	
Telephone	2,089	
Depreciation	2,286	
Commissions	555	
Professional fees	4,000	
Books and subscriptions	2,730	
Dues and memberships	8,614	
Donations	1,800	
Postage	4,756	
Supplies	1,625	
Insurance	6,266	
Copy expense	636	
Taxes	7,094	
Advertising	6,086	
Miscellaneous	2,685	
Education and training	740	
Travel and entertainment	1,093	
Total Expenses		153,710
Income before income taxes		106,880
Federal income tax provision		
Current	3,959	
Deferred	15,148	
Total Federal income tax provision		19,107
Net Income		$ 87,773
Earnings Per Share		$ 31.92

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, July 1, 2003	$2,750	$110,229	$505,754
Net income			87,773
Balance, June 30, 2004	$2,750	$110,229	$593,527

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004

Cash Flows From Operating Activities:		
Net income	$ 87,773	
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	2,286	
Gain on investment securities	(78,161)	
Increase in deferred income taxes	15,148	
Increase in Federal income tax payable	1,599	
Decrease in prepaid Federal income tax	742	
Decrease in accounts receivable	465	
(Decrease) in accounts payable	(2,271)	
(Decrease) in payroll taxes payable	(4,470)	
Net cash provided by operating activities		$ 23,111
Cash Flows From Investing Activities:		
Inflows		
Sale of investment securities	45,095	
	45,095	
Outflows		
Purchase of investment securities	92,738	
	92,738	
Net cash used by investing activities		(47,643)
Net Decrease in Cash and Cash Equivalents		(24,532)
Cash and Cash Equivalents, July 1, 2003		161,502
Cash and Cash Equivalents, June 30, 2004		$136,970

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	$ 1,618
Interest	$ 0

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas Corporation and serves customers primarily in the Denton County, Texas area.

2. Significant Accounting Policies

A summary of the significant accounting policies followed by the Company in preparation of the accompanying financial statements is set forth below:

The Company is engaged in a single line of business primarily in the brokerage and investment advisory business.

Securities transactions, along with related income and expenses, are recorded on a trade date basis.

Furniture and equipment are stated at cost. Oil and gas properties are stated at cost using the full cost method of accounting.

Depreciation is calculated using the straight-line method on the basis of the cost of the assets, generally over their estimated useful lives. The company uses statutory accelerated methods in reporting depreciation for income tax purposes.

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and depreciation and depletion, are recognized in different years for financial and tax reporting purposes.

For purposes of the statement of cash flows, the Company considers bank checking accounts and mutual fund money market accounts to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Securities Owned

The Company's securities owned consists of securities, primarily common stocks, which are readily marketable and traded on national exchanges.

All securities are stated at quoted market values. The cost basis of securities owned is $423,117. Appropriate deferred income taxes have been provided for unrealized appreciation/(depreciation).

4. Income Taxes

The net deferred income tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$35,441
Deferred tax asset	0
Net deferred tax liability	$35,441

The deferred tax liability results from the use of accelerated methods of depreciation of property and equipment, and differences relating to the valuation of investment securities.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004, the Company had net capital of $634,271, which was $534,271 in excess of its required net capital of $100,000. The Company's net capital ratio was .004 to 1.

6. Operating Leases

The company leases its office space under a noncancellable lease that expires in April 2006. The lease requires monthly rental payments of $1,116. Rental expense for the year ended June 30, 2004 was $13,396.

Lease commitments under noncancellable leases in future years are as follows:

Year Ended	Amount
June 30, 2005	$13,396
June 30, 2006	11,163
Total	$24,559

7. Concentrations

The Company invests most of its cash and cash equivalents in mutual fund money market accounts. The accounts are not Federally insured.

The company's securities owned portfolio consists of sixteen issues. No single issue comprises more than twelve percent of the market value of the portfolio.

KIRK SECURITIES CORPORATION

Schedule 1

COMPUTATION OF NET CAPITAL
JUNE 30, 2004

Capital:		
Stockholders' equity		$706,506
Add deferred income taxes		38,041
Total		744,547
Deductions:		
Non-liquid assets:		
Prepaid expenses	$ 1,058	
Fixed assets - net	5,777	
Other investments	2,475	
Membership	3,500	
Total Non-liquid assets		12,810
Haircuts - Investment securities		97,466
Total Deductions		110,276
Net Capital		634,271
Required Net Capital		100,000
Excess Net Capital		$534,271
Aggregate Indebtedness		$ 2,600
Ratio of Aggregate Indebtedness to Net Capital		.004 to 1
Excess Net Capital at 1000%		$634,011

Note: There were no material differences between the above Computation and the Company's Computation.

KIRK SECURITIES CORPORATION

Schedule 2

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
FOR THE YEAR ENDED JUNE 30, 2004

The Corporation claims an exemption from Rule 15c3-3 under Section (K) (2) (B); all customer transactions are cleared through another broker, Maplewood Investment Advisors, on fully disclosed basis.

Because of said exemption there are no material differences in the Reserve Requirements.

MEMBERS:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HANKINS, EASTUP, DEATON TONN & SEAY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977
TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Kirk Securities Corporation
Denton, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Kirk Securities Corporation (the Company), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hankins, Eastup, Deaton, Tonn & Seay

Hankins, Eastup, Deaton, Tonn & Seay
A Professional Corporation
Certified Public Accountants

August 23, 2004